To the Shareholders of

KBS Real Estate Investment Trust II, Inc.

Welcome to Everest's Virtual Data Room where you may download, print, or read a complete copy of the offering materials in connection with our offer to purchase your shares in

KBS Real Estate Investment Trust II, Inc.

To view the Offer documents please click the “Acknowledge & Accept” button below.

Clicking the button does not mean that you are accepting the offer.

To tender your shares, please read the Transfer Agreement Instructions carefully and return the completed Transfer Agreement to the following address:

Everest-Securities Processing Dept.

199 S. Los Robles Ave.

Suite 200

Pasadena, CA  91101

If you would like a copy of the offering materials mailed to you at no charge, or you have any questions, please contact Stacey McClain, Investor Services, at (800) 611-4613 or by email at KBS2Offer@everestproperties.com.

DECLINEACKNOWLEDGE & ACCEPT